

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

James P. Purko
Chief Financial Officer
Connecture, Inc.
18500 West Corporate Drive, Suite 250
Brookfield, WI 53045

> **Re: Connecture, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 10, 2014**
> **CIK No. 0001211759**
> **Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-199484**

Dear Mr. Purko:

We have reviewed the documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 25, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1. Please consider expanding your disclosure in the second-to-last paragraph in this section to succinctly explain what you mean by "enablement," in accordance with your response to prior comment 9. To provide context with respect to your statement that your product is available to 52 million beneficiaries, disclose that approximately 4 million people used your software.

Industry Background, page 1

2.   We note your revisions in response to prior comment 10; however, you do not appear to explain the meaning of "broker private exchanges" on pages 5 and 80. Please clarify your disclosure in accordance with our comment.

Risk Factors

We rely on data center providers…, page 19

3.   Given the language in this risk factor that you "may incur significant costs and possible service interruption" if you transfer your services to new facilities, please disclose the duration of your agreements with data center providers, in accordance with your response to prior comment 15.

Use of Proceeds, page 39

4.   We note your response to prior comment 21. For the debt that will be paid from offering proceeds, disclose in this section the interest rates and maturity dates.

5.   Please revise the last two bullet points on page 39 to disclose the amounts payable upon maturity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

6.   We note your quantification, here and elsewhere in your registration statement, of software services and professional services as a percentage of total revenues. Please disclose the method by which these service amounts are computed and reconcile the same to your Exhibit A. The footnote to Exhibit A indicates that revenue attributable to software services and professional services in the Enterprise/State segment is allocated based on contractual values.

Key Financial and Operating Performance Metrics, page 49

7.   We note from risk factor disclosure on page 16 that renewals, maintaining fee levels and selling additional software and services to your existing customers are considered critical to your operating results. To the degree these are key performance indicators you use to manage the business and disclosure would be material to investors, please revise your discussion within Management's Discussion and Analysis to include these metrics and related trends. Refer to SEC Release 33-8350 I.B.

8.   We note from your response to prior comment 32 that you do not consider the number of
        health plan customers to be a key metric to evaluate your operations. Please reconcile
        this statement to the presentation on the last page of your gatefold that seems to suggest
        that customer reach can be assessed by the number of health plans served.

9.   We note from your response to prior comment 32 that you do not consider the number of
        new implementations to be a useful metric in understanding your results of operations.
        Please reconsider how disclosures may best be made to convey your implementation
        activity over the reported periods.   For example, from your disclosures on pages 55
        through 58, it appears that new implementations and completed implementations related
        to, for example, the "(g)rowth in software services revenue…primarily attributable to the
        addition of new customers across all of (y)our segments" have had a significant impact
        on revenue and cost recognition and deferrals.

        We understand from your response that you believe that disclosing the number of
        implementations may not be meaningful due to the varying values of individual
        implementations. Tell us what consideration might be given to disclosing average
        implementation values or stratifying implementations of various sizes in order to quantify
        the impact of new and completed implementations in a meaningful way.

Components of Operating Results

Revenue, page 51

10.   We note your statement on page 52 that less than 5% of all of your customers had
        multiple-element arrangements containing non-hosted software. Please revise to quantify
        the percentage of total revenue related to multiple-element arrangements containing non-
        hosted software. In this regard, based on the information provided in Exhibit A to your
        response to prior comment 49, it appears that non-hosted multiple element arrangements
        accounted for approximately 20% of total revenue in the six months ended June 30, 2014.

11.   We note that non-hosted contracts were accounted for as a single unit of accounting
        because some or all of the deliverables did not have standalone value when the contracts
        were executed. Our understanding, based on your revised disclosure on page F-10, is that
        non-hosted contracts are accounted for in accordance with ASC 985-605. Please explain
        how your accounting for non-hosted arrangements complies with ASC 985-605-25-9 and
        10.

Liquidity and Capital Resources, page 66

12.   You state in response to prior comment 17 that outstanding indebtedness will be repaid
        only upon maturity. Please explain the reason for investing the proceeds of this offering
        in short-term investment-grade securities, which bear a lower rate of interest, until the

promissory notes mature. In this regard, we note that the interest rate on the THL Note accrues at a rate as high as 12.5%.

Critical Accounting Policies and Significant Judgments and Estimates

Determination of the Fair Value of Common Stock on Grant Dates, page 65

13.   Please tell us your estimated fair value determinations on each valuation date and whether there have been any valuations subsequent to December 31, 2013. To the extent material, when the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Business

Overview, page 74

14.   Regarding your disclosure in response to prior comment 39, please tell us what consideration you gave to providing quantitative information concerning the extent of your reliance on government contracts.

Competition, page 87

15.   Please expand to provide an over-view of the most significant elements of your competitive position in each of the reportable segments. We note your response to prior comment 42. For example, it appears you should disclose conditions such as stronger market positions of some competitors in the larger group enrollment markets and the advantage other competitors have in the government market.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

Revenue

16.   We note your response to prior comment 47 and ask that you again consider whether separate presentation of revenues and cost of revenues is appropriate pursuant to Rule 5-03(b)1 and 2 of Regulation S-X. In this regard it appears from Exhibit A of your response that Enterprise/State revenue (non-hosted revenues) exceeds 10% of total revenues for the six months ended June 30, 2014.

Notes to Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012

Summary of significant accounting policies

Revenue Recognition

Software Automation Solutions Fees, page F-9

17.   Refer to the six elements identified as (a) through (f) at the bottom of page F-9. For your software automation solutions fees, please supplementally provide the following information for us by type of hosted and non-hosted arrangements:
- specify the units of accounting included in each type of hosted and non-hosted arrangement;
- the nature of the costs associated with each revenue type;
- describe the specific time periods over which each element is deferred (i.e., contract term, estimated customer relationship); and
- describe, in detail, the specific pattern over which each element of revenue and cost is recognized.

18.   You disclose that the majority of the Company's software automation solutions sold in the Enterprise/Commercial and Medicare segments are arrangements in which the software is licensed for a specific term and hosted on the Company's infrastructure. Please clarify how the accounting for hosted Medicare contracts relates to the "Government Cost-Plus-Fixed-Fee" arrangements within your Medicare segment which use the percentage-of-completion method of accounting.

19.   We note your response to prior comment 51 regarding the Enterprise/State reportable segment. Please explain how the elements bundled into a single unit of accounting relate to the non-hosted arrangements under ASC 985-605. We also note in your response that the bundled single unit is recognized ratably into revenue from the month the last element is delivered and usable by the customer over the contractual term. Please reconcile this to your accounting policy on page F-10 for non-hosted multiple element arrangements whereby you disclose "(r)evenue for the arrangement is recognized over the customer arrangement."

Segments of Business, page F-25

20.   Revise to disclose revenues from each revenue type pursuant to ASC 280-10-50-40 and how you considered the distinctions between hosted and non-hosted software solutions for purposes of these disclosures.

Item 16. Exhibits and Financial Statement Schedules, page II-3

21.   For exhibits 2.1 – 2.3, include a list identifying the contents of all omitted schedules. Refer to Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via E-mail</u>
       Christopher C. Paci
       DLA Piper LLP (US)